Exhibit 1.2
CONSENT SOLICITATION STATEMENT
$400,000,000
TRICO SHIPPING AS
Solicitation of Consents in Respect of all
Outstanding 11 7/8% Senior Secured Notes Due 2014
(CUSIP Nos. 89612BAA6 and R92856AA2)
          Subject to the terms set forth in this consent solicitation statement, we are soliciting consents from the holders of our outstanding 11 7/8% Senior Secured Notes due 2014, which we refer to as the “notes,” to (i) modify certain covenants, defaults, remedies, definitions and related provisions contained in the indenture, dated as of October 30, 2009, among us, as issuer, the guarantors identified therein and Deutsche Bank National Trust Company (as successor trustee to Wells Fargo Bank, N.A.), as trustee thereunder, pursuant to which “indenture” the notes were issued and (ii) waive certain defaults and events of default and rescind any acceleration of principal or interest under the indenture related thereto in the event that certain defaults of the notes have occurred prior to the Proposed Amendments (as defined under the heading “The Consent Solicitation—The Amendments” below) becoming operative. The term “holders” means those holders of record at the close of business on June 16, 2010, which we refer to as the “record date,” as reflected in the records of the trustee.
          By consenting to the Proposed Amendments, the holders are also agreeing to waive any objections, claims and causes of action with respect to any of the Proposed Amendments and the implementation thereof, including any future defaults under the indenture with respect to the covenants and provisions that would be modified if the requisite consents (defined below) are obtained.
          Subject to the conditions set forth herein, we will pay to each holder of notes who has delivered a duly executed consent on or prior to 5:00 PM EST on June 25, 2010 (the “Expiration Date”), and who has not revoked such consent (an “eligible holder”), a fee of $5.00 per $1,000 principal amount of notes covered by such consent (the “consent payment”). Our obligation to make the consent payment is contingent upon the execution of the supplemental indenture (defined below), subject to receipt of the requisite consents (which have not been revoked), and the satisfaction of the Preconditions (defined below). Subject to the foregoing, half of the consent payment will be paid promptly to eligible holders following the effective time (defined below) and the other half of the consent payment will be paid to eligible holders no later than the 45th calendar day following the effective time. Such payments will be made by the Tabulation Agent, subject to the receipt by the Tabulation Agent (A) from us of sufficient funds to make such payments and (B) from the eligible holders of requisite instructions to make the payment to such holders by check or wire transfer.
          This solicitation is being made upon the terms set forth in this consent solicitation statement and the accompanying letter of consent. Approval of the Proposed

Amendments requires the consent of the holders of a majority in aggregate principal amount of the outstanding notes as of the record date (such consents are referred to as the “requisite consents”). Holders representing the requisite consents have agreed with the Company that such holders will deliver, and not revoke, their consent to the Proposed Amendments.
          At any time following receipt of the requisite consents (which have not been revoked), and in compliance with the conditions contained in the indenture, we and the trustee intend to execute a supplemental indenture (the “supplemental indenture”) implementing the Proposed Amendments, unless we have terminated this solicitation for any reason. Notwithstanding anything to the contrary contained herein, the supplemental indenture will not become operative by its terms unless and until (i) we notify the trustee under the indenture that we have deposited funds with the Tabulation Agent sufficient in amount to pay half the consent payment owed to all eligible holders, and (ii) we obtain waivers, consents or amendments from the lenders under the Working Capital Facility Agreement (as defined in the indenture) such that the execution of the supplemental indenture and the commencement by the Parent (as defined in the indenture), Trico Holdco LLC (“Trico Holdco”) and/or Trico Marine Cayman, L.P. (“Trico Cayman,” and together with the Parent and Trico Holdco, the “Parent Entities” and each a “Parent Entity”) of the Parent Bankruptcy Case (as defined in the supplemental indenture) shall not constitute a default thereunder, with terms and conditions of any such waivers, consents and amendments substantially similar to those in the supplemental indenture. We will make a public announcement of the effectiveness of the Proposed Amendments at or prior to 9:00 a.m., New York City time, on the next business day after such conditions are met.
          Notwithstanding anything to the contrary set forth in this consent solicitation statement, and subject to any limitations and restrictions set forth in the Support Agreement (as defined under the heading “The Consent Solicitation—Background” below), we reserve the right at any time prior to the effectiveness of the supplemental indenture to (i) terminate the solicitation for any reason or (ii) amend the terms of the solicitation.
June 17, 2010

ABOUT THIS CONSENT SOLICITATION STATEMENT
          You should read and carefully consider the information contained herein before deciding whether to give your consent to the Proposed Amendments by properly completing, executing and delivering the accompanying letter of consent in accordance with the instructions set forth herein and therein.
          Only holders of the notes are eligible to consent to the Proposed Amendments. Any beneficial owner of notes who is not a holder of such notes must arrange with the person who is the holder or such holder’s assignee or nominee to execute and deliver a letter of consent on behalf of such beneficial owner. For purposes of this solicitation, The Depository Trust Company (“DTC”) has authorized DTC participants (“participants”) set forth in the position listing of DTC as of the record date to execute letters of consent as if they were the holders of the notes held of record in the name of DTC or in the name of its nominee. Accordingly, for purposes of the solicitation, the term “holder” shall be deemed to include such participants.
          Holders who wish to consent must deliver their properly completed and executed letter of consent to Deutsche Bank National Trust Company, as the Tabulation Agent, at the address set forth on the back cover of this consent solicitation statement in accordance with the instructions set forth herein and in the letter of consent. Consents should not be delivered to us or the trustee. However, we reserve the right to accept any consent received by us or the trustee. Under no circumstances should any person tender or deliver notes to us, the trustee, the Tabulation Agent or any other party at any time.
          Recipients of this consent solicitation statement and the accompanying materials should not construe the contents hereof or thereof as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the solicitation and the consent payment.
          Please handle this matter through your bank or broker. Questions concerning the terms of the solicitation should be directed to Evercore Partners, as the Solicitation Agent, at the telephone number set forth on the back cover of this consent solicitation statement. Requests for assistance in completing and delivering a letter of consent or requests for additional copies of this consent solicitation statement, the letter of consent or other related documents should be directed to Deutsche Bank National Trust Company, as the Information Agent and Tabulation Agent, at the addresses or telephone numbers set forth on the back cover of this consent solicitation statement.
          No person has been authorized to give any information or make any representations other than those contained or incorporated by reference in this consent solicitation statement and, if given or made, such information or representations must not be relied upon as having been authorized by us, the trustee, the Tabulation Agent, the Information Agent, the Solicitation Agent or any other person.

          The statements made in this consent solicitation statement are made as of the date of this consent solicitation statement and delivery of this consent solicitation statement or the accompanying materials at any time does not imply that the information herein or therein is correct as of any subsequent date. The information provided in this consent solicitation statement is based upon information provided solely by us. The Information Agent and the Solicitation Agent have not independently verified and do not make any representation or warranty, express or implied, or assume any responsibility, as to the accuracy or adequacy of the information contained or incorporated herein.
          The solicitation is not being made to, and a letter of consent form will not be accepted from or on behalf of, a holder in any jurisdiction in which the making of the solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction. We may in our discretion, however, take such action as we may deem necessary to lawfully make the solicitation in any such jurisdiction and to extend the solicitation to any holder in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the solicitation to be made by a licensed broker or dealer, the solicitation will be deemed to be made on behalf of us by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
          In this consent solicitation statement, unless otherwise specified, “Trico,” the “Company,” “we,” “us” and “our” refer to Trico Shipping AS, its consolidated subsidiaries and their predecessors.
          Capitalized terms used in this consent solicitation statement that are not otherwise defined have the meanings set forth in the indenture.

THE CONSENT SOLICITATION
General
          We are seeking the consent from the holders of the notes to all of the Proposed Amendments as a single proposal. Therefore, if you elect to consent your notes, you will be deemed to consent to all of the Proposed Amendments.
          Approval of the Proposed Amendments requires the consent of the holders of a majority in aggregate principal amount of the outstanding notes as of the record date, or the “requisite consents.”
          The delivery of a consent will not affect a holder’s right to sell or transfer any notes, and a sale or transfer of any notes after the record date will not have the effect of revoking any consent properly given by the holder of such notes. Therefore, each properly executed and delivered consent that is not revoked will be counted notwithstanding any sale or subsequent transfer of any notes to which such consent relates. Failure to deliver a letter of consent will have the same effect as if a holder had chosen not to give its consent to the Proposed Amendments.
Background
          Trico Holdco LLC, a Delaware limited liability company, is a direct wholly-owned subsidiary of Trico Marine Services, Inc., a Delaware corporation, and the general partner of Trico Marine Cayman, L.P., a Cayman Islands limited partnership. Trico Supply AS, a Norwegian limited company (“Trico Supply”), is a direct wholly-owned subsidiary of Trico Cayman, and directly owns all of the equity interests in the Company. The Parent is the sole limited partner of Trico Cayman. Each of the Parent, Trico Holdco, Trico Cayman and Trico Supply are guarantors of the notes.
          The Parent previously disclosed that it might avail itself of a 30-day grace period with respect to the approximately $8 million interest payment payable on May 17, 2010 on $202.8 million in aggregate principal amount of its $8.125% secured convertible debentures due 2013 (the “8.125% Debentures”), stated that there was no assurance that it would be able to make such interest payment before the end of the grace period, and discussed the consequences that would or could ensue from such a failure to make such payment, including the possibility that all of its outstanding indebtedness would become callable by its creditors. The Parent did not make the interest payment in question on May 17, 2010 and does not intend to make the missed payment prior to the end of the grace period.
          The Parent and its financial advisor, Evercore Partners, are in discussions with some of the Parent’s existing debtholders regarding the waiver of certain defaults and/or cross-defaults, and/or obtaining a forbearance from the exercise of remedies upon certain defaults and/or cross-defaults.
          On June 16, 2010, we and the Parent entered into a Support Agreement (the “Support Agreement”) by and among us, and those certain holders of, or legal or beneficial owners of, or the investment manager with discretionary authority with respect to (the “11.875% Consenting Holders”), a majority in aggregate principal amount of the notes. Until the Support Agreement has been terminated, each 11.875% Consenting Holder agrees (i) to use commercially reasonable efforts to cause its consent to be tendered to the trustee promptly upon its receipt of this consent solicitation statement and related material in accordance with this consent solicitation statement and (ii) to not revoke such consent. Each 11.875% Consenting Holder also agrees not to pursue any right or remedy against the Company under applicable law, the notes or the indenture or to initiate, or have initiated on its behalf, any litigation or proceeding of any kind with respect to the notes, other than to enforce the Support Agreement. If the 11.875% Consenting Holders have not breached the Support Agreement and the Proposed Amendments fail to become operative on or prior to July 1, 2010 (as may be adjusted in accordance with the Support Agreement), then we, the Company and the Guarantors, jointly and severally, shall pay a forbearance fee of $5.00 per $1,000 principal amount of notes held or beneficially owned by the 11.875% Consenting Holders, on or before July 31, 2010. Notwithstanding the foregoing, if the supplemental indenture containing the Proposed Amendments becomes operative and the 11.875% Consenting Holders receive the consent payment or become entitled to receive the consent payment, such 11.875% Consenting Holders will not be entitled to receive the forbearance fee provided for in the Support Agreement.
          On June 16, 2010, we also entered into a commitment letter (the “Commitment Letter”) with certain holders of the notes. Pursuant to the Commitment Letter, such holders have committed, subject to various conditions, including the negotiation of acceptable documentation, to purchase additional notes under the indenture up to an aggregate principal amount of $50 million. The Commitment Letter obligates us to pay (i) a commitment fee in an amount equal to 2% of the aggregate commitment and (ii) a closing fee in an amount equal to 2% of the aggregate commitment, as well as certain expenses. The commitment expires if the additional notes are not issued on or before 5:00 PM EST on July 7, 2010 (as such date may be extended in accordance with the Commitment Letter), subject to the satisfaction of all closing conditions thereto. We can provide no assurance that such additional notes will be issued. Such notes would be identical to the notes initially issued under the indenture (and would share ratably in the collateral securing the notes, except that they will accrue interest at a rate of 15% per annum).
          The Proposed Amendments will allow each of the Parent Entities, if needed, to pursue a reorganization or restructuring of its capital structure without triggering an event of default under the indenture and accelerating the indebtedness thereunder. If, prior to the time the supplemental indenture becomes operative by its terms, the notes are accelerated following the acceleration of the 8.125% Debentures or because of the commencement and continuation by any or all of the Parent Entities of the Parent Bankruptcy Case, then the Proposed Amendments will be deemed to constitute a waiver of such defaults under the indenture and a rescission of such acceleration, as more fully described below under “The Amendments.” Please see “—Available Information.”

Available Information
          Our principal executive offices are located at 10001 Woodloch Forest Drive, Suite 610, The Woodlands, Texas 77380. The Parent files annual, quarterly and current reports and other information electronically with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials the Parent files with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our filings.
          Our website address is www.tricomarine.com where all of the Parent’s public filings are available, free of charge, through website linkage to the SEC. We make available free of charge, on or through the Investor Relations section of our Internet website, access to the Parent’s filings of its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the SEC. Our website provides a hyperlink to a third party SEC filings website where these reports may be viewed and printed at no cost as soon as reasonably practicable after the Parent electronically files such material with, or furnishes it to, the SEC. The information contained on our website, or any other website, is not, and shall not be deemed to be, part of or incorporated into this consent solicitation statement.
          We incorporate by reference in this consent solicitation statement the documents listed below and any future filings we or the Parent make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including any filings after the date of this consent solicitation statement until the effective time. We are not incorporating by reference any information furnished under Items 2.02 or 7.01 (or corresponding information furnished under Item 9.01 or included as an exhibit) in any past or future current report on Form 8-K that the Parent files with the SEC, unless otherwise specified in such current report
•	The Parent’s annual report on Form 10-K (including the portions of the Parent’s proxy statement for its 2010 annual meeting of stockholders incorporated by reference therein) for the year ended December 31, 2009;
•	The Parent’s quarterly report on Form 10-Q for the quarter ended March 31, 2010; and
•	The Parent’s current reports on Form 8-K filed on January 22, 2010, February 25, 2010, March 31, 2010, April 22, 2010, April 27, 2010, May 4, 2010, June 2, 2010, June 14, 2010 and June 17, 2010.
          By consenting, the consenting party expressly acknowledges and agrees that it has been afforded meaningful opportunity to review all information, including the Parent’s financial statements, considered by the consenting party to be necessary to decide whether to grant its consent.
          Any statement contained herein or in a document made available by us will be deemed to be modified or superseded for purposes of this consent solicitation statement to the extent that a statement contained in any filing with the SEC made by the Parent or document we subsequently provide or make available modifies or supersedes the previous statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this consent solicitation statement.
Forward-Looking Statements
          Certain statements in this consent solicitation statement that are not historical fact may be “forward-looking statements.” Actual events may differ materially from those projected in any forward-looking statement. There are a number of important factors involving risks and uncertainties beyond our control that could cause actual events to differ materially from those expressed or implied by such forward-looking statements. A description of risks and uncertainties relating to Trico Marine Services, Inc. and its industry and other factors, which could affect the Parent’s and our results of operations or financial condition, are included in the Parent’s SEC filings and below under “Risks.” We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this consent solicitation statement.
Risks
          Before providing your consent you should carefully consider the risks and other information that we have included in this consent solicitation statement. There may be additional risks not presently known to us or that we currently deem immaterial, which are not included in this consent solicitation statement.
          You will not be entitled to receive any consent payment if you do not provide your consent prior to the Expiration Date. Your rights under the indenture may be impacted whether or not you provide your consent prior to the Expiration Date.
          If the holders of at least a majority of the outstanding notes provide their consent to the Proposed Amendments prior to the Expiration Date and you do not provide your consent to the Proposed Amendments prior to the Expiration Date, or you vote against the Proposed Amendments, you will not receive any consent payment. If the holders of at least a majority of the aggregate principal amount of outstanding notes provide their consent to the Proposed Amendments prior to the Expiration Date, the Company, the guarantors named in the indenture and the trustee under the indenture will execute the supplemental indenture, which, if the Preconditions (as defined below) are satisfied, will result in the Proposed Amendments becoming operative, in which case your rights under the indenture and the rights of all other holders will be impacted by the Proposed Amendments whether or not you vote for or against the Proposed Amendments prior to the Expiration Date or if you don’t vote at all.

          The effectiveness of the Proposed Amendments is subject to certain conditions.
          The effectiveness of the Proposed Amendments is subject to the satisfaction of certain conditions. See “—Effectiveness of Proposed Amendments; Preconditions.” There can be no assurance that such conditions will be met. If the Preconditions are not met, then the original terms of the indenture will remain operative regardless of whether the supplemental indenture has been executed by the parties thereto.
          We will not make any consent payment unless and until the supplemental indenture is executed, if that happens at all, and the Preconditions are satisfied.
          Our obligation to make the consent payment is contingent upon execution of the supplemental indenture, subject to receipt of the requisite consents (which have not been revoked), and the satisfaction of the Preconditions. While we expect to execute the supplemental indenture promptly after receipt of the requisite consents (which have not been revoked), we can terminate this solicitation for any reason prior to execution of the supplemental indenture. We will be under no obligation to pay, and will not pay, the consent payment if we terminate this solicitation prior to execution of the supplement indenture.
          The credit and business risk profile of the Parent Entities could adversely affect our credit ratings and profile.
          The credit and business risk profiles of the Parent Entities may be factors in credit evaluations of our indebtedness and business. Another factor that may impact such credit evaluations is the financial condition of the Parent Entities and their dependence on cash flow from us to service their indebtedness and other obligations. If a Parent Entity files for bankruptcy, our credit ratings and business risk profile could be adversely affected, which may have a material adverse effect on our business and results of operations.
          The Proposed Amendments prevent you from exercising certain of your rights to seek payment on the notes and exercise other remedies during the Forbearance Period.
          Holders of notes would have the right to seek payment of the principal of, and any unpaid interest on, such notes following the commencement of the Parent Bankruptcy Case. If the Proposed Amendments become operative, holders of notes will be unable to seek such payment or exercise other remedies available to them under the indenture during the Forbearance Period. Therefore, if you consent to the Proposed Amendments, during the Forbearance Period, you might be giving up the repayment under the notes to which you would otherwise be entitled.
          You should consider the United Stated federal income tax consequences of delivering a consent.
          The United States federal income tax consequences to holders of notes of the adoption of the proposed amendments and receipt of the Consent Payment are not entirely clear. See “Certain U.S. Federal Income Tax Considerations.” Holders are strongly encouraged to consult their own tax advisors concerning the application of U.S. federal income, gift and estate, U.S. state and local, non-U.S. and other tax consequences of participating and not participating in the consent solicitation.
Record Date
          The record date for the determination of holders entitled to give consents pursuant to the solicitation is 5:00 p.m., New York City time, on June 16, 2010. This consent solicitation statement and the letter of consent, which we refer to collectively as “solicitation materials,” are being sent to all holders of record on the record date. Such date has been fixed as the date for the determination of holders entitled to deliver a consent. We reserve the right to establish, from time to time, but in all cases prior to receipt of the requisite consents, any new date as such record date with respect to the notes and, thereupon, any such new date will be deemed to be the record date for purposes of the solicitation for the notes.
The Amendments
          Consenting to the Proposed Amendments (defined below) authorizes (i) the execution of the supplemental indenture in substantially the form attached as an Annex to this consent solicitation statement, (ii) the execution of any amendments to (A) the Collateral Agency and Intercreditor Agreement, dated October 30, 2009, among the Company, the guarantors identified therein, Wilmington Trust FSB, Deutsche Bank National Trust Company (as successor trustee to Wells Fargo Bank, N.A.) and Nordea Bank Finland, plc, New York Branch (the “intercreditor agreement”), and (B) the security and collateral documents securing payment of the notes (such amendments, the “other transaction documents”), in each case as may be needed to reflect the issuance of any additional notes (as described below), and (iii) if the Proposed Amendments do not become operative prior to the occurrence of a default under the indenture, the waiver and rescission described below. The supplemental indenture will, among other things, amend the indenture as follows (the amendments described below, including the Waiver and Rescission, and more specifically set forth in the supplemental indenture are the “Proposed Amendments”; capitalized terms used, but not defined in the following descriptions, have the meanings assigned to them in the indenture or the supplemental indenture):
•	The Events of Default will generally be amended to exclude a bankruptcy (the “Parent Bankruptcy”) by a Parent Entity, from constituting a Default during the Forbearance Period. The “Forbearance Period” is the period beginning at 12:01 AM EST on June 17, 2010 and ending on the earlier to occur of (i) one year following such date and (ii) the effective date of a plan of reorganization for a Parent Entity in a Parent Bankruptcy.
•	Various provisions of the indenture will be amended to permit the issuance of up to $65 million principal amount of additional notes, which notes shall be identical to the originally issued notes except, notwithstanding anything in the indenture to the contrary, that the interest rate and the amount payable on such additional notes on the first interest payment date may differ, and if there are such differences, such additional notes shall be treated as a separate series of notes for purposes of registration or ownership and transfer upon exchange or otherwise. In addition, any amendments to the security and collateral documents securing payment of the notes or the intercreditor agreement as may be needed to reflect the issuance of any such additional notes will be authorized.

•	The current $50 million secured credit facility basket will be increased to $65 million reduced by the principal amount of notes repurchased by the Company; provided, however, that such note repurchases will not reduce the indebtedness that may be incurred pursuant to this basket below $50 million. The $65 million in aggregate principal amount of additional notes that may be issued from time to time in addition to the notes issued on October 30, 2009 (or in exchange therefore) will be reduced by the aggregate principal amount of additional indebtedness and letters of credit incurred and outstanding under the secured credit facility basket discussed above.
•	Flexibility will be added to permit the issuance of up to $15 million of cash collateralized letters of credit.
•	During the Forbearance Period, the stated interest rate on the notes will be increased by 2.0% per annum; provided, however, that no additional notes will be paid additional interest unless expressly provided in the terms thereof.
•	During the Forbearance Period, the Company, the Subsidiary Guarantors and Holdings will be subject to a monthly minimum liquidity covenant and Holdings will be subject to an EBITDA (preceding twelve-months) covenants.
•	During the Forbearance Period, the existing grace period for late interest payments on the notes will be reduced from 30 days to 5 days.
•	The existing grace period for general covenant defaults will be reduced from 60 days to 30 days.
•	During the Forbearance Period, the Event of Default relating to cross acceleration of other indebtedness will be modified to reduce the threshold from $20 million to $5 million, and to modify it to be triggered upon a payment default or any other default that entitles the holders of other indebtedness (over the threshold amount) to accelerate such indebtedness.
•	The carve-out to the Restricted Payment basket allowing for the payment to the Parent (through the Intermediate Obligors), as a dividend or distribution, of certain receivables from Tebma Shipyard Limited will be removed.
•	During the Forbearance Period, the Company, Holdings and the Restricted Subsidiaries will not be permitted to make more than $5 million, in the aggregate,

in Restricted Payments to the Parent Entities and will not be permitted to make any such payments if there is an Event of Default.
          Any description of the Proposed Amendments to the indenture contained herein is qualified in its entirety by reference to the full and complete provisions contained in the supplemental indenture attached hereto as Annex A.
          If, prior to the time the Proposed Amendments become operative, certain defaults have occurred under the indenture, including because of an acceleration of any indebtedness of a Parent Entity or commencement and continuation by any or all of the Parent Entities of the Parent Bankruptcy Case, then the Proposed Amendments will be deemed to constitute the following waivers and rescissions: (i) waiver of any such defaults and events of default under the indenture and (ii) rescission of any acceleration of the notes caused by such defaults and events of default (together, the “Waiver and Rescission”). Any right to accelerate the notes based on such defaults and events of default shall be revoked and any such acceleration of the notes shall be deemed rescinded.
          By consenting to the Proposed Amendments, and subject to the Proposed Amendments becoming operative in accordance with the terms and conditions set forth herein, the holders are notifying the trustee pursuant to sections 6.02 and 6.04 of the indenture that the Waiver and Rescission, if applicable, have been affected. Waiver
          By consenting to the Proposed Amendments, the holders are agreeing, as against any of us, the Information Agent, the Tabulation Agent, the Solicitation Agent, the trustee or the collateral agent and their respective officers, employees, attorneys, advisors, directors and affiliates, to waive any objections, claims and causes of action with respect to any of the Proposed Amendments and the implementation thereof, including any future defaults under the supplemental indenture and the other transaction documents with respect to the covenants and provisions that would or could be modified if the requisite consents are obtained and the transaction documents become operative.
How to Consent
          Holders who wish to consent to the Proposed Amendments should deliver, and not revoke, one or more properly completed letters of consent signed by or on behalf of such holder by registered mail, hand delivery, overnight courier or by facsimile or electronic transmission to the Tabulation Agent at its address or facsimile number set forth on the back cover of the consent solicitation statement in accordance with the instructions contained in the solicitation materials. We shall have the absolute right in our sole discretion to determine whether any purported consent satisfies the requirements of the solicitation and the indenture, and any such determination shall be final and binding on the holder who delivered such consent or purported consent.
          The letter of consent must be executed in exactly the same manner as the name of the holder appears on the notes.

          Consents will be accepted from holders and any other person who has obtained a proxy in a form reasonably acceptable to us that authorizes such other person (or person claiming title by or through such other person) to deliver a consent with respect to any notes on behalf of such holder. For purposes of the solicitation, DTC has authorized the direct participants in DTC set forth in the position listing of DTC as of the record date to execute the letter of consent as if they were holders of the notes held of record in the name of DTC or its nominee. Accordingly, consents will be accepted from DTC participants. Any beneficial owner whose notes are held through a broker, dealer, commercial bank, trust company or other nominee (individually, a “custodian” and collectively, “custodians”), and who wishes to consent should contact their custodian of the notes promptly and instruct such custodian to consent on its behalf. An authorized DTC participant must execute the letter of consent exactly as its name appears on DTC’s position listing as of the record date.
          Each letter of consent that is properly completed, signed, delivered to and received by the Tabulation Agent (and accepted by us as such and not revoked), will be given effect in accordance with the specifications thereof. A letter of consent should not be delivered to us or the trustee. However, we reserve the right to accept any consent received by us or the trustee by any other reasonable means or in any form that reasonably evidences the giving of a consent. Under no circumstances should any person tender or deliver notes to us, the trustee, the Tabulation Agent, the Information Agent or the Solicitation Agent.
          All questions as to the validity, form, eligibility (including time of receipt) and acceptance of a consent will be resolved by us, in our sole discretion, which resolution shall be final and binding. We reserve the right to reject any and all consents not validly given or any consents, our acceptance of which could, in our opinion or the opinion of our counsel, be unlawful. We also reserve the right to waive any defects or irregularities in the delivery of a consent or modify the conditions to the solicitation. Unless waived, any defects or irregularities in connection with deliveries of consents must be cured within such time as we shall determine. None of us, the trustee, the Tabulation Agent, the Information Agent, the Solicitation Agent or any other person shall be under any duty to give notification of defects, irregularities or waivers with respect to deliveries of consents, nor shall any of them incur any liability for failure to give such notification.
          If the notes to which a consent relates are held by two or more joint holders, each such holder must sign the letter of consent. If a signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other holder acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to us of such person’s authority so to act. If notes are held in different names, a separate letter of consent must be executed covering each name.
          If a consent relates to fewer than all notes held of record as of the record date by the holder providing such consent, such holder must indicate on the letter of consent the aggregate dollar amount (in integral multiples of $1,000) of such notes to which the consent relates. Unless otherwise indicated, the consent will be deemed to relate to all notes held by such holder.
Effectiveness of Proposed Amendments; Preconditions
          Promptly after receiving the requisite consents (which have not been revoked), we and the trustee intend to execute the supplemental indenture, unless we have terminated this solicitation for any reason. The supplemental indenture will become effective immediately upon execution and delivery by us and the trustee; provided, however, that the supplemental indenture will not become operative by its terms unless and until, (i) we notify the trustee under the indenture that we have deposited funds with the Tabulation Agent sufficient in amount to pay half of the consent payment to all eligible holders, and (ii) we obtain waivers, consents or amendments from the lenders under the Working Capital Facility Agreement (as defined in the indenture) such that the execution of the supplemental indenture and the commencement by any or all of the Parent Entities of the Parent Bankruptcy Case (as defined in the supplemental indenture) shall not constitute a default thereunder (the “Preconditions”), with terms and conditions of any such waivers, consents and amendments substantially similar to those in the supplemental indenture. We can terminate this solicitation for any reason prior to execution of the supplemental indenture and will be under no obligation to pay, and will not pay, the consent payment upon such termination. We may not waive the Preconditions.
Proposed Amendments Binding on all Note Holders
          If the requisite consents are received and the Proposed Amendments become operative, the Proposed Amendments will be binding on all holders, whether or not such holders participated in this solicitation or consent to the Proposed Amendments, and, at such time all notes will be subject to the terms of the indenture, as modified by the supplemental indenture.
Right to Amend or Terminate Solicitation
          Notwithstanding anything to the contrary set forth in this consent solicitation statement, we reserve the right at any time prior to execution of the supplemental indenture to:
•	terminate the solicitation for any reason, or
•	amend the terms of the solicitation.
In such event, we will provide notice by public announcement. In the event that the consent solicitation is terminated, the Proposed Amendments will not become effective, with the result that the indenture will remain in its current form.
          Any waiver, amendment or modification of the consent solicitation will apply to all notes, whether or not consents with respect to any such notes are delivered pursuant to the consent solicitation. If the consent solicitation is amended in a manner determined by us to constitute a material change to holders, we will promptly give notice of such amendment and disseminate additional solicitation materials. Without limiting the manner in which any public announcement may be made, we may give notice to holders as promptly as practicable by public announcement (including by press release, by Dow Jones News Service, by Bloomberg or another public announcement). During any extension of the consent solicitation, all consents to the Proposed Amendments will remain effective unless revoked.
Consent Payment
          Subject to satisfaction of the terms of this consent solicitation, the consent payment of $5.00 will be paid to each holder who has delivered to the Tabulation Agent (and has not revoked) a valid consent on or before the Expiration Date, for each $1,000 in principal amount of notes in respect of which such consent has been delivered. The consent payment will not be paid unless and until the supplemental indenture is executed by the parties thereto and the Preconditions are satisfied (the date such conditions are met is the “effective time”). No accrued interest will be paid on the consent payment. The Tabulation Agent will act as paying agent for the eligible holders for the purpose of receiving payments from us and transmitting such payments to the consenting holders. Half of the consent payment will be paid promptly to eligible holders following the effective time and the other half of the consent payment will be paid to eligible holders no later than the 45th calendar day following the effective time. Such payments will be made by the Tabulation Agent, subject to the receipt by the Tabulation Agent (A) from us of sufficient funds to make such payments and (B) from the eligible holders of requisite instructions to make the payment to such holders by check or wire transfer.
          Notwithstanding any subsequent transfer of its notes, any holder whose properly executed consent has been received by the Tabulation Agent (and not revoked) on or before the Expiration Date will be eligible to receive the consent payment payable in respect of such notes unless the consent solicitation is terminated for any reason. Any subsequent transferees of notes of such holders, and any holders (and their transferees) who do not timely deliver (or who revoke) a valid consent, will not be entitled to receive the consent payment, even if the Proposed Amendments become effective and, as a result, become binding on them.
Revocation of Consents
          Pursuant to Section 9.04 of the indenture, consents with respect to the Proposed Amendments may be revoked by a holder of the notes to which such consent relates if the trustee receives the notice of revocation before the revocation deadline (defined below). Consents may not be revoked on or after the revocation deadline. The “revocation deadline” is the date when (1) the Tabulation Agent on or prior to the Expiration Date receives properly completed and executed, and not revoked, letters of consent in respect of not less than 51% in aggregate current principal amount of the notes that are outstanding and (2) the supplemental indenture is executed by the parties thereto. Notices of revocation must be completed, signed, dated and delivered to the trustee (accompanied by such proxy or other required documents) in the same manner as would be required for a consent.

Information and Tabulation Agent
          We have retained Deutsche Bank National Trust Company to serve as our Information Agent and Tabulation Agent in connection with the solicitation. For the services of the Information Agent and Tabulation Agent, we have agreed to pay reasonable and customary fees and to reimburse the Information Agent and Tabulation Agent for its reasonable out-of-pocket expenses in connection with such services.
          We have not authorized any person (including the Information Agent and the Tabulation Agent) to give any information or make any representations in connection with the solicitation other than as set forth herein and, if given or made, such information or representations must not be relied upon as having been authorized by us, the trustee, the Information Agent, the Tabulation Agent or any other person.
          Requests for assistance in filling out and delivering the letter of consent or requests for additional copies of this consent solicitation statement or the letter of consent and other related documents should be directed to the Information Agent at its address and telephone number set forth on the back cover of this consent solicitation statement.
Solicitation Agent
          Evercore Partners (“Evercore”) will act as Solicitation Agent in connection with this consent solicitation. Evercore will solicit consents and respond to inquiries of holders. The Solicitation Agent can be reached by calling (212) 822-7584.
Fees and Expenses
          We will bear the costs of the solicitation, including the fees and expenses of the Tabulation Agent, the Information Agent and the Solicitation Agent. We will pay the Tabulation Agent, Information Agent and Solicitation Agent reasonable and customary compensation for their services in connection with the solicitation, plus reimbursement for expenses.
          Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Information Agent, by application of funds provided by us, for customary mailing and handling expenses incurred by them in forwarding material to their customers. We will pay all other fees and expenses attributable to the solicitation and the execution of the Proposed Amendments, other than expenses incurred by holders or beneficial owners of notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
          TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, EACH PERSON RECEIVING THIS CONSENT SOLICITATION STATEMENT IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS CONSENT SOLICITATION STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY US IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF TREASURY DEPARTMENT CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
          The following is a summary of certain U.S. federal income tax considerations of the adoption of the proposed amendments and the receipt of the consent payment that may be relevant to holders of notes as of the record date and who hold such notes as “capital assets” (generally, property held for investment). The summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, and U.S. Treasury Regulations, administrative rulings and pronouncements and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We will not seek any ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel regarding the matters discussed below. We cannot assure you that the IRS will not challenge one or more of the tax consequences described in this discussion.
          This summary is not a complete description of all the U.S. federal income tax consequences of the adoption of the proposed amendments and receipt of the consent payment and, in particular, may not address special U.S. federal income tax considerations, such as:
•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, traders in securities that elect to use a mark-to-market method of accounting for their securities, U.S. expatriates or certain former citizens or long-term residents of the United States;
•	tax consequences to persons holding notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;
•	tax consequences to holders of notes whose “functional currency” is not the U.S. dollar;

•	tax consequences to partnerships or other pass-through entities and holders of interests therein; and
•	alternative minimum tax consequences, if any.
This summary also does not address any U.S. federal tax consequences, other than U.S. federal income tax consequences (e.g., estate and gift), or any state, local or foreign tax consequences.
          If an entity treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are an entity treated as a partnership that holds notes, or a partner of such a partnership, you should consult your tax advisors.
          Whether an instrument is characterized as equity or debt for U.S. federal income tax purposes depends on the circumstances surrounding the issuer and the terms and operation of the instrument. We believe that the existing notes are, and the modified notes will be, treated as debt for U.S. federal income tax purposes. If either the existing notes or the modified notes were recharacterized as equity for U.S. federal income tax purposes, adverse consequences could result to us and the holders of the notes. The following discussion assumes that the existing notes and the modified notes are properly classified as debt for U.S. federal income tax purposes.
          Holders of notes are strongly encouraged to consult their own tax advisors concerning the U.S. federal income and estate and gift, and any state or local income or franchise, tax consequences of the adoption of the proposed amendments and the receipt of the consent payment, as well as any consequences under the laws of any other applicable taxing jurisdiction.
Tax Considerations to U.S. Holders
          The term “U.S. holder” means a beneficial owner of the notes that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state or political subdivision thereof;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (a) is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.
          Receipt of the Consent Payment
          The tax treatment of the consent payment to a U.S. holder is unclear. The consent payment might be treated as a payment of additional interest on the notes. Alternatively, the consent payment may be treated as a fee paid to a holder in consideration of such holder’s consent to the proposed amendments. In either event, a U.S. holder would recognize ordinary income in the amount of the consent payment received.
          Effect of the Proposed Amendments and Consent Payment
          The U.S. federal income tax consequences to U.S. holders will depend upon whether the adoption of the proposed amendments and the consent payment result in a deemed exchange of “new” or modified notes for the “old” or original notes. Treasury Regulations promulgated under Section 1001 of the Code provide that such a deemed exchange occurs if a “significant modification” (within the meaning of the Treasury Regulations) in the terms of the debt instrument has occurred, taking into account all relevant facts and circumstances, including our payment of the consent payment. In general, the Treasury Regulations provide that a deemed exchange occurs as a result of a significant modification of a debt instrument only if, based on all facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.”
          The Treasury Regulations provide that a modification to a debt instrument that adds, deletes, or alters customary accounting or financial covenants is not a significant modification giving rise to a deemed exchange. The Treasury Regulations, however, do not provide discussions or examples of when a covenant will be considered “customary” for this purpose.
          A modification that results in a change in the annual yield of a debt instrument (including a change in yield that occurs as result of payments made by the issuer to the holder as consideration for modification of the debt instrument, such as the consent payment) may constitute a significant modification and therefore result in a deemed exchange under certain circumstances. With respect to certain debt instruments (e.g., fixed rate debt instruments) the Treasury Regulations provide an objective test to determine whether a change in yield is a significant modification. Under this test, a material change would occur if the annual yield on the debt instrument is increased by the greater of (a) 0.25% (i.e., 25 basis points) or (b) 5 percent of the annual yield of the unmodified instrument (measured as of the date of the modification) due to changed payment terms, including additional payments made by the issuer (such as the consent payment). The yield computed under this rule is the annual yield of a debt instrument with (i) an issue price equal to the adjusted issue price of the unmodified instrument on the date of the modification (increased by any accrued but unpaid interest and decreased by any accrued bond issuance premium not yet taken into account, and increased or decreased, respectively, to reflect payments made to the issuer or to the holder as consideration for the modification), and (ii) payments equal to the payments on the modified debt instrument from the date of the modification.
          The proposed amendments provide that the stated interest on the notes would be increased by 2 percent per annum during the Forbearance Period, which is defined as the period beginning at 12:01 AM EST on June 17, 2010 and ending on the earlier to occur of (i) one year following such date and (ii) the effective date of a plan of reorganization for a Parent Entity in a Parent Bankruptcy. In addition, as discussed above, the consent payment may be taken into account either as additional interest or as a fee that results in the reduction of the adjusted issue price in determining whether the annual yield of the notes has increased by 5 percent or more over the annual yield of the unmodified notes. If the yield were treated as increased by 5 percent or more, or the proposed amendments were considered to alter the legal rights or obligations under the notes to a degree that is “economically significant,” the proposed amendments would result in a significant modification and thus a deemed exchange of the notes.
          If the proposed amendments were treated as causing a deemed exchange, the tax consequences to a U.S. holder generally would depend upon whether the deemed exchange were treated as a recapitalization. If the deemed exchange were treated as a recapitalization, a U.S. holder would recognize gain only to the extent of the consent payment received, a U.S. holder’s tax basis in the “new” notes received in the deemed exchange would be equal to the tax basis in the “old” notes exchanged therefor increased by any gain recognized on the exchange and decreased by cash received in the deemed exchange, and the holding period for such “new” notes would include the period during which the “old” notes were held. A deemed exchange generally would qualify as a recapitalization if both the “old” notes and the “new” notes qualify as “securities” for federal income tax purposes. In the case of a debt instrument, neither the Code nor the Treasury Regulations define the term security. Rather, whether a debt instrument is a security is based on all of the facts and circumstances, including the nature of the debt and the degree of participation and continuing interest in the debtor’s business. Most authorities have held that the term to maturity of the debt instrument is one of the most significant factors in determining whether a debt instrument is a security. In this regard, debt instruments with a term of ten years or more generally qualify as securities, debt instruments with a term between five and ten years may qualify as securities, and debt instruments with a term of less than five years generally do not qualify as securities. There is some authority, however, that suggests that notes of a shorter term can qualify as securities if they represent a continuation of notes with substantially the same terms. The old notes had an initial term of five years and the new notes will have a term of less than five years. Thus, it is unclear whether either the old notes or new notes would qualify as securities and therefore whether a deemed exchange would qualify as a recapitalization.
          If the deemed exchange were treated as a taxable transaction rather than as a recapitalization, a U.S. holder would recognize gain or, subject to the possible application of the wash sale rules, loss in an amount equal to the difference between the “issue price” (as discussed below) of the “new” notes deemed to be received by such U.S. holder in the exchange and the adjusted tax basis of the “old” notes deemed to have been surrendered in the exchange. A U.S. holder’s adjusted tax basis in the “old” notes deemed exchanged will generally be equal to the amount paid therefor, increased by any accrued original issue discount previously included in such holder’s income and any market discount previously taken into income, and reduced by any amortizable bond premium previously taken into account. Any such gain attributable to accrued but unrecognized market discount, and any portion of the “new” notes attributable to accrued but unpaid interest, would be subject to tax as ordinary income. The U.S. holder’s holding period in the “new” notes would begin the day after the deemed exchange and the U.S. holder’s basis in the “new” notes would equal the issue price thereof.
          The issue price of the “new” notes would be determined based on whether the “old” notes or “new” notes are considered to be publicly traded under the applicable provisions of the Code and Treasury regulations. Notes are considered to be “publicly traded” if, at any time during the 60-day period ending 30 days after the date of issuance, (i) they appear on a system of general circulation that provides a reasonable basis to determine their fair market value by disseminating either (x) recent price quotations (including rates, yields, or other pricing information) of one or more identified brokers, dealers or traders or (y) actual prices (including rates, yields, or other pricing information) of recent sales transactions or (ii) price quotations are readily available from dealers, brokers, or traders and certain exceptions do not apply. If either the old notes or the new notes were treated as publicly traded, the issue price of the new notes would generally be the fair market value of the notes on the date of the deemed exchange. If neither the old notes nor the new notes are considered to be publicly traded, then (subject to the discussion below regarding possible classification of the modified notes as contingent payment debt instruments) the issue price of the new notes generally would be equal to their principal amount.
          Regardless of whether a deemed exchange is treated as a recapitalization, the “new” notes may be treated as issued with original issue discount if their stated redemption price at maturity exceeds their issue price. Except where it falls under a statutory de minimis rule, any original issue discount would be required to be included in the income of the holders of the “new” notes on a constant yield basis over the term of the “new” notes and in advance of cash payments attributable to such income.
          Because of the inherently factual nature of the determination of whether a debt instrument qualifies as a security for U.S. federal income tax purposes, you are urged to consult your tax advisor regarding the classification of the old notes and the new notes as securities and the application of the recapitalization rules.

          Contingent Payment Debt Instrument Classification
          As described above, the proposed amendments would provide that the stated interest rate on the modified notes would be increased by 2 percent during a Forbearance Period. This increase in interest payments may implicate the provisions of the U.S. Treasury Regulations relating to “contingent payment debt instruments.” If the modified notes are classified as contingent payment debt instruments, a holder might be required to accrue interest income at a higher rate than the stated interest rate and/or to treat as ordinary interest income all or a portion of any gain realized on the taxable disposition of the note. In addition, if the adoption of the proposed amendments and receipt of the consent payment results in a deemed exchange, the “issue price” of the modified notes may be determined in a different manner and may instead be calculated as the lesser of the non-contingent principal amount of the notes and the sum of the present value of all of the non-contingent payments on the notes. U.S. holders should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the modified notes.
          Backup Withholding and Information Reporting Requirements
          We will generally report the amount of the consent payment to the IRS and to U.S. holders. Backup withholding at the rate of 28% may apply with respect to the consent payment unless the U.S. holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding by providing an IRS Form W-9 and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder who does not provide his correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against the U.S. holder’s federal income tax liability.
Tax Consequences to Non-U.S. Holders
          The following discussion is limited to the U.S. federal income tax consequences relevant to a holder of notes that is a non-U.S. holder. As used herein, a “non-U.S. holder” is any beneficial owner of notes that is an individual, corporation, estate or trust that is not a U.S. holder.
          Consequences of the Proposed Amendments and Receipt of the Consent Payment
          Any income or gain realized by a non-U.S. holder by reason of the adoption of the proposed amendments or receipt of the consent payment generally will not be subject to U.S. federal income tax unless:
•	such income or gain is effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States, in which case the non-U.S. holder generally would be taxed on the income or gain in the same manner as a U.S. holder and a corporate non-U.S. holder may be subject to an additional branch profits tax at the rate of 30 percent (unless reduced by an applicable income tax treaty); or

•	in the case of gain, the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the deemed exchange and certain other conditions are satisfied, in which case the non-U.S. holder would be subject to a flat 30% rate of U.S. federal income tax on the gain, which may be offset by U.S. source capital losses.
      Backup Withholding and Information Reporting Requirements
          U.S. information reporting requirements and backup withholding generally will not apply to your receipt of the consent payment if you certify as to your non-U.S. status on IRS Form W-8 BEN, W-8 ECI or W-8 IMY, as applicable.
          The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax considerations or other tax considerations of the Consent Solicitation. Thus, holders are urged to consult their own tax advisors as to the specific tax consequences of the Consent Solicitation to them, including tax return reporting requirements, the applicability and the effect of United States federal, state, local, foreign and other applicable tax laws and the effect of any proposed changes in the tax laws.

SOLICITATION OF CONSENT TO INDENTURE AMENDMENT
Relating to the
$400,000,000 of 11 7/8% Senior Secured Notes Due 2014
CUSIP Nos. 89612BAA6 and R92856AA2
of
Trico Shipping AS
          In order to give its consent, a holder should mail, hand deliver, send by overnight courier or by facsimile or electronic transmission (in each case, confirmed by physical delivery) a properly completed and duly executed letter of consent, and any other required document, to the Tabulation Agent at its address set forth below. Any questions or requests for assistance or for additional copies of this consent solicitation statement or related documents may be directed to the Information Agent at one of its telephone numbers set forth below. A holder (or a beneficial owner that is not a holder) may also contact the Information Agent at their respective telephone numbers set forth below or its broker, dealer, commercial bank, trust company or other nominee for assistance concerning the solicitation.
The Tabulation Agent and Information Agent for the solicitation is:
Deutsche Bank National Trust Company

By Regular Mail:	By Hand or Overnight Courier:

DB Services Tennessee, Inc.	DB Services Tennessee, Inc.
Reorganization Unit	Trust & Securities Services
P.O. Box 305050	Reorganization Unit
Nashville, TN 37230	648 Grassmere Park Road
Nashville, TN 37211
Attention: Security Holder Relations
By Facsimile (for Eligible Institutions only):
(615) 866-3889
For Information or Confirmation by Telephone:
1-800-735-7777, option 1
          Questions concerning the terms of the consent solicitation should be directed to Evercore Partners at the following telephone number: (212) 822-7584.